November 15, 2007

MEMORANDUM

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	Halliburton Company

RE:
Halliburton Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007 and
September 30, 2007
File No. 1-3492
Response to SEC Staff Comments dated October 31, 2007

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2007 regarding our filings referenced above.  Where applicable, our responses refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”) or our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (the “June 30, 2007 Form 10-Q”).  For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

We respectfully submit that, as our responses below indicate, we do not believe that amendments to the 2006 Form 10-K or the June 30, 2007 Form 10-Q are necessary or should be required in connection with the staff’s comments.  We will consider adjusting disclosures in future filings as noted in this response letter when appropriate.

In this respect we note that, as a result of transactions in November 2006 and April 2007,1 our previously wholly owned subsidiary KBR, Inc. (“KBR”) was reclassified to discontinued operations in the condensed consolidated financial statements in our June 30, 2007 Form 10-Q and has been and will be reflected as such in all subsequent filings.  For accounting purposes, we ceased including KBR’s operations in our results effective March 31, 2007.  Subsequent to the KBR separation, in the third quarter of 2007, we also realigned our remaining products and services to be better aligned with the process of exploring for and producing from oil and natural gas wells.  The resulting internal reorganization led to a change in our reportable operating segments in that period.

If an amendment to the 2006 Form 10-K were filed, we believe GAAP calls for the restatement of the Halliburton financial statements for all periods presented therein to address the reclassification of KBR as discontinued operations and our new reportable segments, which would substantially change the presentation and financial statements in such an amended Form 10-K compared to the 2006 Form 10-K filed on February 28, 2007 that the staff has reviewed.  We understand that the SEC staff unofficially may have a different point of view.  Regardless, given the significant changes in our business profile during 2007 and the fact that the first, second and a majority of the staff’s third comments below relate to a business that has been discontinued, we believe amending the 2006 Form 10-K for these items would not be helpful to our current investors or other users of our financial statements.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.	Please file all material contracts as exhibits, including the LogCAP III contract.

Response:  We believe we have filed as exhibits all contracts required to be filed under Item 601(b)(10) of Regulation S-K.  That item requires registrants to file as exhibits every contract not made in the ordinary course of business which is material to the registrant.  Item 601(b)(10)(ii) instructs that, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course and need not be filed unless it falls within one of four categories:

(1)           contracts with directors, officers, promoters, etc.;
(2)           a contract upon which the registrant’s business is substantially dependent;
(3)	a contract for the acquisition or sale of any property, plant or equipment for consideration exceeding 15% of the fixed assets of the registrant on a consolidated basis; or
(4)           a material lease.

The LogCAP III contract was entered into in the ordinary course of business, and we believe it does not fall within one of the four categories of Item 601(b)(10)(ii) that would require an “ordinary course of business” contract to be filed.

We have filed or incorporated by reference in the 2006 Form 10-K thirty-one (31) documents that we believe are responsive to Item 601(b)(10) of Regulation S-K, including material contracts not made in the ordinary course of business and contracts or arrangements with executive officers and directors.  We believe we have complied with Item 601(b)(10) of Regulation S-K.

2.
Please disclose in necessary detail the information that Item 101(c)(1)(ix) of Regulation S-K requires.  In this regard, we note the statement in Note 1 at page 77 that “[s]imilar to many cost-reimbursable contracts, these government contracts are typically subject to audit and adjustment by our customer.”

Response:  Item 101(c)(1)(ix) of Regulation S-K requires a “description of any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government.”

While we do not repeat all the discussions regarding these government contracts in the “Business” section, we have substantial disclosure regarding termination, forfeiture of profits, suspension of payments, fines, and suspensions or debarment from doing business with the government in:

•	“Business Environment and Results of Operations – KBR – Government and Infrastructure segment” on pages 32-33 where we discuss:

▪	Specific major contract awards

▪	Duration of the contracts

▪	Expected work completion dates

•
“Critical Accounting Estimates – Accounting for Government Contracts” on pages 45-46 and Note 1 to the consolidated financial statements, “Revenue Recognition – Accounting for Government Contracts” on page 77 where we discuss that our U.S. Government contracts had an award fee revenue element which is a variable profit percentage and subject to the government’s discretion.

•
“Forward Looking Information and Risk Factors – Customers and Business – Governmental and Capital Spending” on pages 61-62, where we discuss the risk of a decline in governmental spending and outsourcing for military and logistical support.

•
“Forward Looking Information and Risk Factors – United States Government Contract Work” on pages 52-55 and the entirety of Note 12 to the consolidated financial statements on pages 96-99, which address in substantial detail the requirements of Item 101(c)(1)(ix) of Regulation S-K.

For example, both on page 52 and in Note 12 to the consolidated financial statements, we disclose the following with regard to United States government contact work:

Given the demands of working in Iraq and elsewhere for the United States government, we expect that from time to time we will have disagreements or experience performance issues with the various government customers for which we work.  If performance issues arise under any of our government contracts, the government retains the right to pursue remedies which could include threatened termination or termination, under any affected contract.  If any contract were so terminated, we may not receive award fees under the affected contract, and our ability to secure future contracts could be adversely affected, although we would receive payment for amounts owed for our allowable costs under cost-reimbursable contracts.  Other remedies that could be sought by our government customers for any improper activities or performance issues include sanctions such as forfeiture of profits, suspension of payments, fines, and suspensions or debarment from doing business with the government.  Further, the negative publicity that could arise from disagreements with our customers or sanctions as a result thereof could have an adverse effect on our reputation in the industry, reduce our ability to compete for new contracts, and may also have a material adverse effect on our business, financial condition, results of operations, and cash flow.

In addition, beginning on page 52 and also in Note 12 to the consolidated financial statements, we disclose the following with regard to DCAA audit issues under United States government contact work:

Our operations under United States government contracts are regularly reviewed and audited by the Defense Contract Audit Agency (DCAA) and other governmental agencies.  The DCAA serves in an advisory role to our customer.  When issues are found during the governmental agency audit process, these issues are typically discussed and reviewed with us.  The DCAA then issues an audit report with its recommendations to our customer’s contracting officer.  In the case of management systems and other contract administrative issues, the contracting officer is generally with the Defense Contract Management Agency (DCMA).  We then work with our customer to resolve the issues noted in the audit report.  If our customer or a government auditor finds that we improperly charged any costs to a contract, these costs are not reimbursable, or, if already reimbursed, the costs must be refunded to the customer.

We also disclose in Note 12 to the consolidated financial statements (with substantially similar language under “Forward Looking Information and Risk Factors -- United States Government Contract Work” beginning on page 52) that:

The DCAA is continuously performing audits of costs incurred for the foregoing and other services provided by us under our government contracts.  During these audits, there have been questions raised by the DCAA about the reasonableness or allowability of certain costs or the quality or quantity of supporting documentation.  The DCAA might recommend withholding some portion of the questioned costs while the issues are being resolved with our customer.  Because of the intense scrutiny involving our government contracts operations, issues raised by the DCAA may be more difficult to resolve.  We do not believe any potential withholding will have a significant or sustained impact on our liquidity.

In addition, although we have not repeated the language in this response letter, we have additional detailed disclosure under either “Forward Looking Information and Risk Factors -- United States Government Contract Work” beginning on page 52 of the 2006 Form 10-K or in Note 12 to the consolidated financial statements, or in both places, regarding specific services provided under the LogCAP III contract (including security services, laundry services, containers, dining services and other matters) and any issues with the government customer with respect to billing, payment, cost reimbursement or documentation.

Given the extent of the disclosure in other sections of the 2006 Form 10-K addressing the descriptions referenced in Item 101(c)(1)(ix) of Regulation S-K, we respectfully submit that amendment of the 2006 Form 10-K should not be required simply to repeat the information in the “Business” section of the 2006 Form 10-K.

Consolidated Financial Statements

Note 13, Other Commitments and Contingencies, page 99

1.
We note your discussion of numerous legal and other contingencies here and within other footnotes to your financial statements.  For certain matters, you indicate that, as of December 31, 2006, you have not accrued any amounts regarding the matters, or that amounts accrued are not material.  For these matters, your disclosure does not indicate the estimated additional loss, or range of loss, that is reasonably possible.  A statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if it is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material.  In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made.

Response:  We have reviewed our disclosures for legal and other contingent matters in the notes to our financial statements in light of your comment.  It should be noted that the decision to disclose a number of issues in the notes to the consolidated financial statements was not driven by the requirements of SFAS 5.  Instead, we disclosed these matters as a result or in anticipation of the significant amount of media and/or other governmental agency attention given to the issues.  In some cases, we originally disclosed the matter following prior SEC comments resulting from media articles.  We believe that most of these matters were not material from a SFAS 5 standpoint, and we believed it remote that a material loss would be incurred with respect to these matters.  Specifically, the following matters fall under this category:

•	Note 12
–	DCAA Audit Issues
–	Investigations
–	DCMA System Reviews
–	The Balkans
•	Note 13
–	Possible Algerian Investigation
–	Improper Payments Reported to the SEC
–	Operations in Iran
–	David Hudak and International Hydrocut Technologies Corp.
–	McBride qui tam suit
–	Wilson and Warren qui tam suit

With regard to the “Securities and related litigation” and the “M-I, LLC antitrust litigation,” we had not accrued any amounts under the provisions of SFAS 5 because we did not believe that a loss was probable with respect to either of the matters.  Further, we are unable to estimate a loss or range of possible loss related to these matters.  We will adjust future disclosures to include a statement clarifying that it is not possible to estimate the loss or range of possible loss for these two matters.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 2, KBR, Inc. Separation, page 6

2.
You have disclosed a $190 million reduction of the gain on the disposition of KBR, Inc. to reflect the estimated fair value of the disclosed indemnities and guarantees.  We note you were subject to some of these same contingencies prior to the separation of KBR, Inc., for which you have now provided indemnifications.  To assist us in understanding how these items have been accounted for, please provide us with the following information:

•	Explain to us how these contingencies were accounted for in your financial statements prior to the separation;

•
Reconcile, and explain the reasons for, any differences in the amounts recorded in your financial statements relating to these contingencies prior to the separation with the $190 million liability recorded upon separation;

•	Tell us whether the gain on the separation of KBR, Inc. includes accounting for the derecognition of these liabilities previously recorded in your financial statements; and,

•	How this disclosure meets the requirements of Financial Accounting Standards Board Interpretation 45.

In your response, discuss the material contingencies and indemnifications and guarantees and their related amounts, both before and after the separation of KBR, Inc., on an individual basis.

Response:  On April 5, 2007, we completed the separation of KBR from Halliburton.  In connection with the separation, Halliburton entered into various agreements with KBR governing issues ranging from tax sharing to transition services.  A primary agreement related to the separation was the Master Separation Agreement, which generally provides for, among other things, KBR’s responsibility for liabilities related to its business and Halliburton’s responsibility for liabilities unrelated to KBR’s business.  However, Halliburton did provide indemnification in favor of KBR for certain aspects of KBR’s contingent liabilities related to its Barracuda-Caratinga arbitration and the FCPA investigations.  Additionally, Halliburton agreed to continue to provide certain limited credit support through performance, letter-of-credit and surety bond guarantees as defined in the Master Separation Agreement.  Each of these areas of indemnities and guarantees has been fully described in the notes to our quarterly financial statements.

With regard to the FCPA investigations, it has been difficult to objectively separate between KBR and Halliburton the issues and contingent risks, since no indictments, specific charges or other claims have been formally asserted against either company.  Prior to the KBR separation, our conclusion had been that a loss for the combined company was probable of occurring, but that it was impossible to reasonably estimate the range of that probable loss. As a result, there were no previously recorded liabilities related to the FCPA investigations to derecognize upon recording the gain related to the separation of KBR from Halliburton.

Post-separation, because KBR is no longer a subsidiary of Halliburton and we have agreed to indemnify KBR for certain aspects of these matters, we have, by necessity, analyzed Halliburton’s and KBR’s SFAS 5 exposure separately.  Our analysis concluded:

•
As to KBR, based upon the relevant facts and our discussions with legal counsel and in accordance with SFAS 5, we believe that a loss specifically related to KBR’s liability under the FCPA issues is probable.  Again, however, because nothing has been formally asserted, it is currently impossible to reasonably estimate the specific amount of loss or range of loss KBR would incur under the standards of SFAS 5.

•
As to Halliburton, based upon the relevant facts and our discussions with legal counsel and in accordance with SFAS 5, we believe that a loss specifically related to Halliburton’s liability under FCPA matters is possible, but not probable.  Further, we are unable to estimate a range of possible loss related to these matters as it relates to Halliburton directly.  Therefore, we have not accrued any amounts related to this matter.

Given the seriousness of the overall issue, the financial risk that could arise from the ongoing investigation and the possibility that the relative accountability for the issues between Halliburton and KBR could change, we have continued to disclose the entirety of the facts of the FCPA investigation.

With regard to the Barracuda-Caratinga arbitration, we did not believe prior to the KBR separation, nor do we believe today, that any loss by KBR is probable as defined in SFAS 5, Accounting for Contingencies.  We do, however, believe a loss by KBR is reasonably possible.  Further, we believe no number in the range of possible outcomes is better than any other.  In accordance with SFAS 5, as the range of possible loss is significant, we have consistently disclosed the facts concerning the Barracuda-Caratinga arbitration in the notes to our financial statements, including the range of possible loss from $0 to $220 million.  There were no previously recorded liabilities to derecognize upon recording the gain related to the separation of KBR from Halliburton.

FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”) requires recognition of third party indemnities at their inception.  While not truly their “inception,” practice also requires recognition of related party indemnities upon separation of the intercompany relationship.  As contrasted with a determination under SFAS 5, indemnities are required to be recorded at their fair value under FIN 45, which contemplates both the non-contingent “stand ready” obligation to pay as well as the contingent obligation related to the amount ultimately necessary to satisfy the related contingency.  Therefore, in accordance with FIN 45, we recorded an estimate of the fair market value of these Halliburton indemnities and guarantees as of the date of KBR’s separation from Halliburton.  The amounts were recorded as an offset to the gain recognized by Halliburton on the disposition of KBR, and included in Discontinued Operations.  The amounts recorded under FIN 45, by their nature, are not designed to address the requirements of SFAS 5 and, as a result, a reconciliation is not possible.

The amounts recorded by Halliburton for the FCPA and Barracuda-Caratinga indemnities in favor of KBR were based upon an analysis of FTI Consulting, Inc., a third party valuation expert, who was retained by Baker Botts LLP, our corporate and SEC counsel.  The Halliburton guarantees of letters-of-credit, sureties and contract performance are tracked by project and period, and we completed a separate internal calculation for the fair value of the guarantees and related receivable.  We used the amounts being charged KBR for these guarantees, since the rates being charged approximated market rates set at the time we entered into the Master Separation Agreement.

At June 30, 2007, we recorded $205 million, after tax, under FIN 45 as the estimate of the fair market value of the Halliburton indemnities and guarantees in favor of KBR as of the date of KBR’s separation from Halliburton.  The fair value of the guarantees of letters of credit, sureties, and contract performance was offset with a $15 million receivable from KBR for the guarantees.  The receivable amount was recorded as prescribed by paragraph 11a of FIN 45.

In addition, we addressed the disclosure requirements of paragraph 13 of FIN 45 related to these indemnities and guarantees, as follows:

13.  Since all of these indemnities and guarantees arose from our divestiture of KBR, we believe they are a group of similar “guarantees” and, therefore, we have disclosed the aggregate net-of-tax liability of $190 million for these indemnities.  In addition, we believe that a further breakdown is not meaningful since the overall indemnity amount of $190 million represents only 3% of Halliburton’s total liabilities and is part of a $1.0 billion gain from the divestiture of KBR.

13a. For the Barracuda-Caratinga indemnity, the FCPA matters indemnity, and the guarantees of letters of credit and sureties, we have disclosed the relevant facts as outlined above in the notes to our consolidated financial statements.

13b. For the Barracuda-Caratinga indemnity, the maximum potential amount of $220 million has been disclosed in the notes to our consolidated financial statements.  For the FCPA matter indemnity, the maximum potential amount is indeterminable, but we have disclosed how the fines and penalties could be calculated in the notes to our consolidated financial statements.  For the guarantees of letters of credit and sureties, we have disclosed the actual amount guaranteed in the notes to our consolidated financial statements.

13c. The separate footnote disclosure concerning the FCPA investigation and the Barracuda-Caratinga arbitrations outline the SFAS 5 considerations concerning these individual matters.  Since no amounts have been recorded under SFAS 5 related to these issues, we believe further disclosure beyond the amount recorded for the overall indemnity is not required.

13d. There are no recourse provisions nor are any assets held in collateral; therefore, we do not believe this requirement of FIN 45 is applicable.

*           *           *

Halliburton Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark McCollum of Halliburton Company at (281) 575-4450 with any questions or comments.

1 In November 2006, KBR completed an initial public offering, in which it sold approximately 32 million shares of KBR common stock at $17.00 per share.  On April 5, 2007, we completed the separation of KBR from Halliburton by exchanging the 135.6 million shares of KBR common stock owned by Halliburton on that date for 85.3 million shares of Halliburton common stock.  As of April 5, 2007, Halliburton ceased to own any interest in KBR.